

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 27, 2011

Mr. Hollis M. Greenlaw
President and Chief Executive Officer
UMTH Land Development, L.P.
1301 Municipal Way, Suite 100
Grapevine, Texas 76051

Re: **United Development Funding III, L.P.**
        File No. 000-53159
        Form 10-K for the fiscal year ended December 31, 2010, filed March 31. 2011
        Form 10-Q for the quarterly period ended March 31, 2011, filed May 16, 2011
        Form 10-Q for the quarterly period ended June 30, 2011, filed August 12, 2011

Dear Mr. Greenlaw:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2010

General, page 3

1. Please provide to us and undertake to include in your future filings more detail regarding your business as required by Item 101, including, but not limited to, the following:
   - delete your claim in the second sentence, that your portfolio is "diversified" since 96 percent of your loans are residential mortgages in Texas with 59 percent in the Dallas area;

- as required by Item 101(b), revise the second paragraph of the section on page 1 entitled "General," to disclose the amount of revenues, profit or loss and total assets for each of the last three fiscal years;
- revise the third paragraph to disclose, for each of the past three years, the aggregate amount of fees, expenses, compensation, distributions and other transfers to your general partner or any persons or entities affiliated with your general partner;
- revise the third paragraph to disclose the role of UMTH Land Development in creating United Development Funding III, L.P. and disclose that UMTH is owned and controlled by two persons Messrs. Etter and Mr. Greenlaw, describe the other businesses of UMTH Land Development and disclose that thirty percent of your loan portfolio consists of loans to persons with whom UMTH has an interest and disclose the status of these loans; and
- revise the second to last paragraph to clarify the status of any public offerings, including the "Secondary Drip."

Loan Portfolio, page 4

2. Please provide to us and undertake to include in your future filings more detail pursuant to Item 101(h)(4)(i) regarding your loan portfolio including, but not limited to, the following:
   - revise the first sentence (and throughout the paragraph) to disclose the percentage of notes in your portfolio secured by a first lien and the percentage secured by a second lien;
   - revise the first paragraph to disclose the extent to which you purchased and, separately, sold loans in each of the past three fiscal years;
   - disclose the amount and percentage of your loan portfolio that consists of each of the following: option ARM products; junior lien mortgages; high loan-to-value ratio mortgages; interest only loans; subprime loans; and loans with initial teaser rates; and
   - disclose any entities, including related and affiliated entities, which account for ten percent or more of your loan portfolio and disclose the amount and percentage; and
   - quantify the amount and percent of your loan portfolio which are loans that were originated without documentation and/or verification of basic information commonly referred to as "no doc," or "stated income" loans.

Security, page 7

3. Please provide to us and undertake to include in your future filings more detail regarding collateral for your loans pursuant to Item 101(h)(4)(i) including, but not limited to, the following:

- revise the first sentence to quantify the percentage of your loans that are actually secured by each of the four assets that you describe as securing a loan "in certain cases;"
- quantify the aggregate dollar amount and percentage of your loan portfolio that is unsecured;
- quantify the extent to which multiple loans to the same or related borrowers are cross collateralized and if not why not;
- explain how a pledge of partnership interests may be of little value to you after a loan defaults because there may be liens on the properties and often the borrower's only source of cash flow and only asset is the property that you are financing;
- revise the last sentence of the second paragraph to disclose the amount and percentage of your mortgage loans that are secured by second liens, the amount secured by a "pledge of partnership interests" and the amount secured by both; and
- disclose your procedures for and the frequency with which you appraise and reappraise the value of your collateral.

Underwriting Criteria, page 7

4. Please provide to us and undertake to include in your future filings a description of your documentation standards and the extent to which you have in the past and will in the future verify information provided by each potential borrower (including assets, income and credit ratings).

Credit Facility, page 8

5. Please provide to us and undertake to include in your future filings an explanation of the following:
    - the reasons you took a $15 million revolving credit facility from an individual Mr. Brockhoeft rather than from a financial institution, the circumstances under which you came to borrow from him, and whether the rate and the terms of the loan are consistent with those offered by financial institutions; and
    - the reasons why you guaranteed a loan from Mr. Brockhoeft to United Development Funding LP and paid him a fee of $150,000 to do so.

Conflicts of Interest, page 9

6. Please provide to us and undertake to include in your future filings the following:
    - revise the last sentence of first paragraph to disclose whether or not each of these agreements and arrangements, including compensation, are consistent with market norms for limited partnerships;

- revise the first paragraph to disclose that both your auditor and your attorney were selected by your general partner and each provide services to the general partner and for other entities affiliated with your general partner, they may also have conflicts of interest and discuss under these circumstances whether the auditor and the attorney are independent;
- revise the second paragraph to disclose the ownership of UMT Holdings, LP which owns virtually all of the limited partnership interests in your general partner;
- revise the fourth paragraph discussion of the "fiduciary responsibility" of your general partner to your limited partners to explain that your general partner also has fiduciary duties to
  - its limited partners;
  - each of the other partnerships in which it serves as the general partner;
- provide legal analysis as to the priorities of these fiduciary duties;
- discuss the personal conflict of interests and the multiple roles of Mr. Etter and Mr. Greenlaw, the Chairman and CEO of the general partner of your general partner and who are the principal persons operating your partnership;
- provide legal analysis of the obligations including fiduciary duties of your general partner to those entities in which it serves as asset manager or advisor and provide legal analysis of the respective priorities of these obligations; and
- discuss terms of the partnership agreement that limit the liability of the general parents and your obligations to pay the legal fees of the general partner.

Please consider adding a diagram showing the various relationships between your general partner and you and other entities.

Regulations, page 10

7. Please provide to us and undertake to include in your future filings discussion of federal and state regulations applicable to you as a non-bank lender.

Risk Factors, page 11

8. We note that you include sixty eight risk factors over twenty four pages. Please provide to us and undertake to include in your future filings revision of this section consistent with Item 503(c), as follows:
- include "the most significant factors" that make an investment in your stock "speculative or risky;"
- revise the twenty third risk factor, which is on page 20, to identify the "certain of the principals" to whom you refer:
- revise the twenty fourth risk factor, which is on page 20, to quantify the dollar amount invested in such joint ventures, partnerships and co-ownership

arrangements with related persons and confirm to us that you have identified in the related parties section, each such joint ventures, partnerships and co-ownership arrangements with related persons;

- revise the twenty ninth risk factor, which is on page 22, to state whether or not you are in compliance with the SEC no-action letters relating to whether you are an investment company and provide us with your legal analysis; and
- revise the risk factors related to the mortgage lending business, on page 25, to quantify the amounts involved including but not limited to risk factors relating to the following: land development loans; second, mezzanine and wraparound mortgages; loans with balloon payments; interest only loans; large loans; concentrations of loans with a common borrowers or related borrowers; and the highest interest rate you charge on an annualized basis.

Distributions, page 39

9. Please provide to us and undertake to include in your future filings revision of this section to explain the basis on which you determine the amount of your distributions to the general partner. Explain the terms "carried interest" and "promotional interest" as they apply in this context. In addition, disclose that the distribution is in addition to the expenses and other payments you make to the general partner and related parties and quantify the aggregate amount of those payments for the past two fiscal years.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Overview, page 41

10. Please provide to us and undertake to include in your future filings revision of this section consistent with the Commission's statements in Release No. 33-8350 including, but not limited to, discussion and analysis of the following:
- more than a third of your loans are with related parties;
- expenses have continued to increase dramatically each year;
- earnings per limited partnership unit has dropped by ten percent from levels in 2006 and 2007; and
- cash has dropped from over $15 million in 2008 to $815 thousand in 2010; and
- interest expense has increase by 1000 percent from 2008 to 2010.

11. Please provide to us and undertake to include in your future filings revision of this section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of the following:

- the approximate amount (or percentage) of residential mortgage loans as of the end of the reporting period with loan-to-value ratios above 100% and trends in this amount;
- trends in the amount and percentage of refinanced or modified loans including the amount of troubled debt restructurings;
- trends in the types and amounts of concessions you have granted in modifying or restructuring loans (including the number of loans that you have restructured into multiple new loans);
- trends in the aggregate amount of loan workouts whereby an existing loan was restructured into multiple new loans; and
- the expected timing of adjustment of option ARM loans and the effect of the adjustment on future cash flows and liquidity, taking into consideration current trends of increased delinquency rates of ARM loans and reduced collateral values due to declining home prices.

Results of Operations, page 44

12. Please provide to us and undertake to include in your future filings revision of this section as follows:
- provide discussion and analysis of the amount of and percentage of your expenses in the past two fiscal years that you paid, directly or indirectly, to your general partner or any person or entity related to your general partner and discuss whether these expenses were customary and reasonable; and
- revise the first paragraph to include analysis of the costs and benefits of your credit facility;
- revise the fourth paragraph to explain more precisely the reasons the administrative expenses continue to increase to the extent that they have and discuss the relationship between the number of loans and your expenses; and
- given the number and percentage of your loans that are with related parties, provide discussion and analysis of how your general partner allocates its costs between you and the related parties.

Directors, Executive Officer and Corporate Governance, page 59

13. Please provide to us and undertake to include in your future filings revision of this section as follows:
- revise the first paragraph of the section entitled "Our General Partner" to include a diagram indicating the relationships between the various entities, disclose the full legal name of each of the entities, disclose who owns UMT Holdings, and to explain the relationship between General Services and your general partner: and

- revise the section entitled "Key Personnel" to include a diagram indicating the relationships between the various entities with which your key personnel are affiliated.

Executive Compensation, page 62

14. You have not provided any disclosure required by Item 402 based on your claim that employees of your general partner "do not receive any direct compensation from us for their services." Item 402(a)(2) requires disclosure of "all compensation" and Item 402(a)(3) requires disclosure of compensation to "all individuals serving as the registrant's principal executive officer or acting in a similar capacity" Please provide the disclosure or provide us with detailed legal analysis of the reasons why such disclosure is not required.

Transactions with Related Persons, page 64

15. Please provide to us and undertake to include in your future filings more detail regarding your transactions with related persons including, but not limited to, the following:
    - given the extent and magnitude of your related party transactions, please provide an overview including the aggregate dollar amount of your transactions with each related person for each fiscal year;
    - as required by Item 404(a)(1) and Instruction 1, disclose for each transaction, the basis on which each person is related to you and include the interest, direct or indirect, that your general partner has in each transaction particularly where the general partner is on both sides of the transaction;
    - as required by Item 404(a)(3) and Instruction 3, for each transaction, disclose the dollar value of the amount involved;
    - as required by Item 404(a)(4), for each transaction, disclose the dollar value of the amount of the related person's interest in the transaction;
    - state whether or not each of the loans "were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable loans with person not related" to you;
    - state whether each of the loans involved more than the normal risk of collectability or presented other unfavorable features;
    - state whether each of the loans is nonaccrual, past due, restructured or potential problems; and
    - as required by Item 404(a)(6), explain in greater detail on pages 64 and 65 the purpose of the various fees and payments you make to your General Partner.

Mortgage Notes Receivable, page 66

16. We note that one third of your loans are to related parties. In addition to the disclosure requested in the previous comment, please provide to us and undertake to include in your future filings more detail regarding each of these notes including, but not limited to, the following:
- whether your underwriting standards and subsequent treatment of each loan was consistent with those applied to your loans to unrelated parties;
- identify each advisor by name, describe their credentials and disclose who selected the advisor and the potential conflict of interest, if any, in such selection; and
- the basis for your claim that each advisor was "independent."

Policies and Procedures for Transactions with Related Persons, page 71

17. Please provide to us and undertake to include in your future filings more detail regarding these policies and procedures for the review, approval or ratification of transactions with related persons, as required by Item 404(b) including, but not limited to, the following:
- disclose the aggregate amount of loans and other transactions are with entities in which your general partner has a direct or indirect interest;
- discuss the lack of any review, approval or ratification by any independent person on the ability of your general partner to engage in transactions between you and the general partner and/ or entities in which it has an interest, and to set the terms of those transactions;
- identify the "specific conditions" to which you refer in the first bullet point relating to joint ownership; and
- identify the"certain limited circumstances" to which you refer in the second bullet under which you can purchase mortgages from you general partner.

Note K. Related Party Transactions

Mortgage Notes Receivable – Related Party and Participation Interests – Related Party, page F-19

18. You disclose that you extended the maturity date on the promissory note to UDF PM, LLC from September 4, 2010 to September 4, 2012. Please tell us in detail your policies and procedures to determine if a loan modification meets the criteria to be classified as a troubled debt restructuring which results in loan impairment being specifically measured. Also tell us in detail how you determined that this modification did not represent a troubled debt restructuring.

19. We note your detailed disclosure related to each individual transaction with a related party. We also note in certain cases that the maturity date has passed without payment (UDF Northpoint), that certain loans are on nonaccrual status (UDF LOF), that the amount of interest income recognized has decreased substantially from the prior period (Buffington Capital) or that interest income accrued for has not been paid during the period (UMT Loan at June 30, 2011). Please revise future filings to provide addition information to allow an investor to fully understand the facts and circumstances related to each of these types of situations where an unusual or irregular credit situation appears to have occurred. For the more material and/or higher risk situations, please provide a higher level of detail.

June 30, 2011 Form 10-Q

Income Statement, page 4

20. Please revise future filings to separately present related party expenses on the face of your income statement. We also note that you disclose the payments made to related parties in a table in Note H. Please confirm that all expenses and payments to related parties are disclosed in the table in Note H and revise to clearly disclose where these payments are presented in the income statement.

Notes to Financial Statements

21. It appears that you have failed to disclose most of the information required by ASU 2010-20. Please explain to us why you have not disclosed the required information or revise future filings accordingly.

Note G. Unit Redemption Program, page 14

22. We note the information regarding redemption requests disclosed on page 41 and the fact that you have not redeemed any units since May 2010. Please revise future filings to present a roll forward of redemption requests for each period presented.

23. Please provide us a detailed accounting analysis that explains how you determined that you were not required to record a liability at the time you receive a redemption request. Specifically identify accounting guidance that supports your position and discuss all the relevant facts and circumstances that impacted your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or John P. Nolan, Senior Assistant Chief Accountant, at (202) 551-3492, if you have questions regarding comments on the financial statements and related matters. You may contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3775 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director